ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF

Golden Sand Eco-Protection, Inc.
(present name)

Unknown
(Document Number of Corporation (If known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)

Article IV of the Corporation’s Articles of Incorporation is hereby amended by adding at the end thereof the text set forth on Exhibit A to these Articles of Amendment.

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

THIRD: The date of each amendment’s adoption: September 5, 2003
FOURTH: Adoption of Amendment(s) (CHECK ONE)

☐	The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

☐	The amendment(s) was/were approved by the shareholders through voting groups.
The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):

“The number of votes cast for the amendment(s) was/were sufficient for approval by
(voting group)

☑	The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐	The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signed this 5th day of September, 2003

Signature: /s/ Charles Scheuerman
(By the chairman pr Vice Chairman of the Board of Directors, President or other officer if adopted by the shareholders)

OR

(By a director if adopted by the directors)

OR

(By an incorporator if adopted by the incorporators)

Charles Scheuerman
(Typed or printed name)

Chairman
(Title)

EXHIBIT A

The corporation hereby creates a new series of preferred stock consisting of 1,000,000 shares of its “Series A Convertible Preferred Stock” having the preferences, limitations and relative rights set forth below:

(1) Designation and Rank. The series of Preferred Stock shall be designated the “Series A Convertible Preferred Stock” (“Series A Preferred”) and shall consist of 1,000,000 shares. The Series A Preferred and any other series of Preferred Stock authorized by the Board of Directors of this Corporation are hereinafter referred to as “Preferred Stock” or “Preferred” The Series A Preferred shall be senior to the common stock and all other shares of Preferred Stock that may be later authorized.

(2) Dividend Rate and Rights. The holders of the Series A Preferred shall be entitled to receive Common Stock dividends or other distributions when, as, and if declared by the directors of the Corporation, with the holders of the Common Stock on an as converted basis.

(3) Conversion into Common Stock.

(a) Right to Convert. Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance (the “Conversion Date”) into then (10) shares of fully paid and non-assessable shares of Common Stock (the “Conversion Ratio”).

(b) Mechanics of Conversion. Before any holder shall be entitled to convert, he shall surrender the certificate of certificates representing Series A Preferred to be converted, representing Series A Preferred to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of lost, stolen or destroyed certificate, issue and deliver to such holder of Series A Preferred a certificate or certificates for the number of shares of Common Stock to which the such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as a result of the conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred to be converted.

(c) Adjustments to Conversion Ratio.

(1) Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series A Preferred at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder’s shares of Series A Preferred into the shares of Common Stock pursuant to this Section3 and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Preferred would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder’s rights pursuant to Section 4(a). Unless otherwise set forth by the Board of Directors, the Conversion Ratio shall not be affected by a stock split)-- or stock consolidation by reclassification of the Common Stock. However, once the Series A Preferred has been converted to Common Stock, it shall be subject to all corporate actions that affect or modify the common stock.

(d) No Impairment. The Corporation will not, by amendment of the Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred against impairment.

(e) Certificate as to Adjustment. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Series A Preferred pursuant to this Section 3, the Corporation at its expense shall promptly compute each adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Series A Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversation Ratio for the Series A Preferred at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred.

(f) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of Series A Preferred at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

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(g) Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Series A Preferred.

(4) Liquidation Preference. (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(1) The holders of the Series A Preferred shall be entitled to receive, prior to the holders of the other series of Preferred Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $1.00 per share with respect to each share of Series A Preferred, plus all declared but unpaid dividends with respect to such share.

(2) If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Series A Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(3) After payment of the full amounts to the holders of Series A Preferred as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on as “as converted” basis into Common Stock).

(b) For purposes of this Section 4, and unless a majority of the holders of the Series A Preferred affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation’s acquisition or sale or otherwise) hold at least fifty perfect (50%) of the voting power of the surviving or acquiring entity.

(c) If any of the assets of the Corporation are to be distributed other than in cash under this Section 4, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser’s valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser’s valuation.

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(5) Voting Rights. Except as otherwise required by law, the holders of Series A Preferred and the holders of Common Stock shall be entitled to notice of any stockholders’ meeting and to vote as a single class upon and matter submitted to the stockholders for a vote as follows: (i) the holders of each series of Preferred Stock shall have one vote for each full share of Common Stock into which a share of such series would be convertible on the record date for the vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited; and (ii) the holders of Common Stock shall have one vote per share of Common Stock held as of such date.

(6) Covenants. (a) In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares or Series A Preferred, do any of the following:

(1) Take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Series A Preferred or increase the number of shares of such series authorized hereby or designate any other series of Preferred Stock;

(2) increase the size of ant equity incentive plan(s) or arrangements;

(3) make fundamental changes to the business of the Corporation;

(4) make any changes to the terms of the Series A Preferred or to the Corporation’s Articles of Incorporation or Bylaws, including by designation of any stock;

(5) create any new class of shares having preferences over or being on a parity with the Series A Preferred as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Series A Preferred the outstanding;

(6) accrue any indebtedness in excess of $1,000,000;

(7) make any change in the size or number of authorized directors;

(8) repurchase any of the Corporation’s Common Stock;

(9) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Corporation or more than 50% of the stock of the Corporation;

(10) make any payment of dividends or other distributions or any redemption or repurchase of stock or options or warrants to purchase stock of the Corporation; or

(11) make any sale of additional Preferred Stock.

(7) Reissuance. No share of shares of Series A Preferred acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series A Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

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(8) Directors. The holders of Series A Preferred and Common Stock voting together as a class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto).

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